Rad Life Mobility, Inc. Common Stock Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to Rad Life Mobility, Inc. a Nevada Corporation (the "**Company**"), on the terms and conditions set forth below. Capitalized terms not otherwise defined herein shall have the meaning set forth in the amended offering statement ("**Offering Statement**") filed by the Company with the Securities and Exchange Commission ("**SEC**") on September 8, 2026:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of Common Stock of the Company (collectively, the "**Common Stock**") set forth on the signature page of this Subscription Agreement, including any bonus shares that may be issued to Subscriber, (the "**Shares**"), depending on the total subscription amount; and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $1.00 per Share (the "**Purchase Price**" bonus shares, if any, are additional shares of Common Stock issued in respect of the cash Purchase Price and do not reduce the $1.00 Purchase Price), via wire transfer, ACH, or Debit/Credit Card to the Company (the "**Subscription**"). The Minimum Individual Purchase Amount is $250.00 in cash (250 cash shares at $1.00 per share).

a. By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, has received, carefully read, and fully understands a copy of the Offering Statement filed with the SEC (including, without limitation, all of the Risk Factors set forth therein) and any other information required by the Subscriber to make an investment decision, and has carefully reviewed, fully understands, and accepts the section entitled "Risk Factors" in the Offering Statement and all other risk disclosures contained therein.

b. This Offering may raise up to $5,000,000 in cash (5,000,000 shares at $1.00 each). Only cash paid counts toward that $5,000,000 limit. Bonus shares under Section 1.c are additional shares and do not reduce it. Gift cards are not securities and do not count toward it. The Company may accept subscriptions until November 30, 2026 (the "Offering Deadline"). If the Company receives at least $10,000 in cash purchases (10,000 shares) (the "Target Offering Amount"), it may close all or any portion of the Offering on one or more dates at or before the Offering Deadline (each a "Closing Date").

c. Bonuses:

Time-based bonus incentives (applied during the investment process):

Invest on or prior to October 31, 2026 and receive 20% bonus shares. Investments completed after October 31, 2026 through the November 30, 2026 Offering Deadline receive no time-based bonus. Only one time-based bonus applies to each investment. Percentages are calculated on cash shares purchased at $1.00.

Eligibility-based bonus incentives (applied after the completion of the Offering):

Existing Rad Power registered bike owners: Existing Rad Power bike owners receive 30% bonus shares in their investment.

Existing Life EV shareholders: Existing Life EV shareholders receive 30% bonus shares in their investment. Shareholder must hold a minimum 2,500 shares in Life EV to qualify.

The Eligibility Bonus is in addition to any applicable Time-Based Bonus. An investor who qualifies for both programs may receive both the applicable Time-Based Bonus and the 30% Eligibility Bonus. However, the 30% Eligibility Bonus is limited to one award per investor and is not increased if an investor qualifies as both an existing registered Rad Power Bikes owner and an existing shareholder of Life Electric Vehicles Holdings, Inc. Stacking is capped at 50% of cash shares. Example: $1,000 cash invested on or prior to October 31, 2026 plus one Eligibility Bonus = 1,000 + 200 + 300 = 1,500 shares.

Eligibility will be verified by the Company and the intermediary based on records available at the time of investment or closing. Bonus shares will consist of shares of Common Stock having the same rights, preferences, and restrictions (including the irrevocable voting proxy granted to the Executive Chairman) as the shares purchased for cash. The issuance of bonus shares will result in additional dilution to investors who do not receive bonus shares.

Perks (Gift Cards to be sent upon Reg CF closing subscriptions) non-securities benefits, not shares:

Tier 1 Investment between $2,500 and $4,999
$100 Gift Card to www.RadPowerBikes.com

Tier 2 Investment between $5,000 and $9,999
$300 Gift Card to www.RadPowerBikes.com

Tier 3 Investment between $10,000 and $24,999
$1,000 Gift Card to www.RadPowerBikes.com

Tier 4 Investment for each $25,000 receive a
$3,000 Gift Card to www.RadPowerBikes.com

For example, if an investor purchases $100,000 of shares of Common Stock (100,000 shares) in this Offering, such investor will be entitled to receive four $3,000 gift cards for an aggregate of $12,000 worth of gift cards.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.*

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account. The IRA restriction applies to gift cards, not to bonus shares.*

****fractional shares will be rounded up.*

*****The Company reserves the right to modify or terminate the bonus share and benefit programs, subject to the material-change reconfirmation requirements of Regulation Crowdfunding.*

2. Acceptance. The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Purchase Procedure.

a. Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

b. Escrow arrangements. Payment for the Securities shall be received by Luminate Bank (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable closing. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

c. Closing. The closing of this Subscription will occur at the Company's election (the date on which such closing occurs will be referred to herein as the "**Closing Date**"). If and when the Subscription closes, if not already a stockholder, Subscriber will become a stockholder of the Company in accordance with the organizational and governance documents of the Company.

4. Representations, Warranties and Agreements. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) Authorization. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any direct contract,

undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

(c) Disclosure of Information. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has carefully read and fully understands the Offering Statement and all of the Risk Factors set forth therein. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) Restricted Securities. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of, carefully read, fully understands, and accepts all of the risk factors relating to the purchase of Securities as set forth in the Offering Statement.

Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the

availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;
(ii) To an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act
(iii) As a part of an offering registered under the Securities Act with the SEC or qualifies for an exemption thereto; or
(iv) To a member of the Subscriber’s family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(f) No Violations. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) Rights of the Company. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) No Public Market. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) Legends. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT

AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) Investor Limits. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) Speculative Investment. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) Financial Experience. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment. Subscriber is not relying on the Company or any of its officers, employees, agents or representatives for legal, investment or tax advice, and Subscriber has sought independent legal, investment and tax advice to the extent Subscriber has deemed necessary or appropriate in connection with the Subscription.

(n) Residence. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) Indemnification. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(p) Choice of Law. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Nevada.

(q) Entire Agreement. This Subscription Agreement, together with the Offering Statement, is the final agreement between Subscriber and the Company concerning this subscription. It supersedes prior negotiations and side understandings about this subscription. It does not cancel or replace the Offering Statement. If this Subscription Agreement and the Offering Statement conflict on the terms of the Offering, the Offering Statement controls.

(r) No Waiver. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(s) Counterparts. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(t) Electronic Execution. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

(u) Expenses, Attorney Fees. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement. In any action or proceeding arising out of or relating to this Subscription Agreement, the prevailing party shall be entitled to (in addition to all other relief) recover its reasonable attorneys' fees, costs and expenses.

(v) Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(w) Gender and Number. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

(x) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(y) Amendments. Neither this Subscription Agreement nor any term hereof may be changed, waived, discharged or terminated orally but, rather, only with the written agreement of Subscriber and the Company.

(z) Voting Proxy. Each Subscriber shall appoint the Executive Chairman of the Company (the "Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument

and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

(SIGNATURE PAGE FOLLOWS)